UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Cardiovascular Systems, Inc.

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
141619 106

(CUSIP Number)
February 25, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover pages shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office, or if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. Easton Hunt Capital Partners, L.P. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,029

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. EHC GP, LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,029

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. EHC, Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,029

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. Easton Capital Partners, LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. ECP GP, LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. ECP GP, Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,289 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

45,289 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2) Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
(3) Comprised of options exercisable within 60 days to acquire 45,289 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4) Based on 13,744,890 shares of common stock outstanding of Issuer on February 25, 2009, immediately after the business combination described in Item 4.

Item 1(a). Name of Issuer:

Cardiovascular Systems, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:

651 Campus Drive
St. Paul, Minnesota 55112-3495
Item 2(a). Name of Person Filing:
(i)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (“Easton Hunt Fund”):
(A)	Easton Hunt Fund;

(B)	EHC GP, LP, a Delaware limited partnership (“EHC GP”), the general partner of the Easton Hunt Fund; and

(C)	EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP.
(ii)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Capital Partners, LP, a Delaware limited partnership (“Easton Capital Fund”):
(A)	Easton Capital Fund;

(B)	ECP GP, LLC, a Delaware limited liability company (“ECP GP”), the general partner of the Easton Capital Fund; and

(C)	ECP GP, Inc., a Delaware corporation (“ECP GP Inc.”), the manager of ECP GP.
Easton Hunt Fund, EHC GP, EHC Inc., Easton Capital Fund, ECP GP, and ECP GP Inc. are sometimes referred to herein as the “Reporting Persons.”
Item 2(b). Address of Principal Business Office, or if None, Residence:
The address for each of the Reporting Persons is:
Attn: John Friedman
767 Third Avenue, 7th Floor
New York, NY 10017
Item 2(c). Citizenship:

See Cover Pages, Item 4
Item 2(d). Title of Class of Securities:

Common Stock, $.001 par value per share
Item 2(e). CUSIP Number:

141619 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     (a) See Cover Pages, Items 5 through 11.
     On February 25, 2009, Replidyne, Inc., a Delaware corporation (“Replidyne”), completed its business combination with Cardiovascular Systems, Inc., a Minnesota corporation (“CSI-MN”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 3, 2008, by and among Replidyne, Responder Merger Sub, Inc., a wholly-owned subsidiary of Replidyne (“Merger Sub”), and CSI-MN (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into CSI-MN, with CSI-MN continuing after the merger as the surviving corporation and a wholly owned subsidiary of Replidyne. At the effective time of the merger, Replidyne changed its name to Cardiovascular Systems, Inc. (“Issuer”) and CSI-MN changed its name to CSI Minnesota, Inc. Following the merger of Merger Sub with CSI-MN, CSI-MN merged with and into Issuer, with Issuer continuing after the merger as the surviving corporation.
     Immediately prior to the merger:
•	each share of CSI-MN’s Series A convertible preferred stock automatically converted into approximately 1.005 shares of CSI-MN’s common stock;

•	each share of CSI-MN’s Series A-1 convertible preferred stock automatically converted into approximately 1.032 shares of CSI-MN’s common stock; and

•	each share of CSI-MN’s Series B convertible preferred stock automatically converted into approximately 1.010 shares of CSI-MN’s common stock.
At the effective time of the merger, each outstanding share of CSI-MN’s common stock, including each share issuable upon conversion of CSI-MN Series A, Series A-1 and Series B convertible preferred stock in accordance with the ratios described above, was converted into the right to receive 0.647 shares of Issuer common stock.
     Immediately prior to the merger, warrants to purchase shares of CSI-MN Series A and Series B convertible preferred stock were converted into warrants to purchase shares of CSI-MN common stock according to the conversion ratios set forth above. Each option and warrant to purchase CSI-MN common stock outstanding at the effective time of the merger was assumed by Issuer at the effective time of the merger. Each such option or warrant became an option or warrant, as applicable, to acquire that number of shares of Issuer common stock equal to the product obtained by multiplying the number of shares of CSI-MN common stock subject to such option or warrant by 0.647, rounded down to the nearest whole share of Issuer common stock. Following the merger, each such option or warrant has a purchase price per share of Issuer common stock equal to the quotient obtained by dividing the per share purchase price of CSI-MN common stock subject to such option or warrant by 0.647, rounded up to the nearest whole cent.
(b)-(c) See Cover Pages, Items 5 through 11.
Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.

Not applicable
Item 9. Notice of Dissolution of Group.

Not applicable
Item 10. Certifications.
(a) Not applicable

(b) Not applicable

Exhibits
          Joint Filing Agreement, dated March 6, 2009, between the Reporting Persons.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 6, 2009

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP, its General Partner

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman John H. Friedman, President and Chief
Executive Officer

EHC GP, LP

By:	EHC, Inc., its General Partner

	By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive
Officer

EHC, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief
Executive Officer

EASTON CAPITAL PARTNERS, LP

By:	ECP GP, LLC, its General Partner

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman John H. Friedman, President and Chief
Executive Officer

ECP GP, LLC

By:	ECP GP, Inc., its Manager

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive
Officer

ECP GP, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive
Officer

Agreement to Make Joint Filing Statement
          The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.
Dated: March 6, 2009

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP, its General Partner

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief
Executive Officer

EHC GP, LP

By:	EHC, Inc., its General Partner

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive
Officer

EHC, INC.

By:	/s/ John H. Friedman John H. Friedman, President and Chief
Executive Officer

EASTON CAPITAL PARTNERS, LP

By:	ECP GP, LLC, its General Partner

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief
Executive Officer

ECP GP, LLC

By:	ECP GP, Inc., its Manager

	By:	/s/ John H. Friedman John H. Friedman, President and Chief Executive
Officer

ECP GP, INC.

By:	/s/ John H. Friedman John H. Friedman, President and Chief Executive
Officer